Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2009

Mr. Bruce Barclay
President and Chief Executive Officer
SurModics, Inc.
9924 West 74th Street
Eden Prairie, MN 55344

Re: SurModics, Inc.
Form 10-K for the Year Ended September 30, 2008
Form DEF 14A Filed December 19, 2008
File No. 000-23837

Dear Mr. Barclay:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2008

Item 1. Business

Patents and Proprietary Rights, page 14

1. Please expand your disclosure in this section to identify which of your patents relate to which products. Further, please identify either the expiration date of each material patent, or ranges of expiration dates for groups of material patents.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Income, page F-3

2. Please revise your research and development expense to separately present the costs incurred related to research and development revenues. Refer to Rule 5-03(b) 2. of Regulation S-X.

DEF 14A Filed December 19, 2008

Compensation Discussion and Analysis

Cash Elements of Compensation, page 14

3. You state that you do not disclose your business objectives in order to protect competitively sensitive information. Please disclose those business objectives, or alternatively, if you believe the requested information is confidential information that will cause competitive harm if disclosed, please provide us with a comprehensive analysis supporting your determination that disclosure will cause competitive harm and the information is not material to investors. We may have further comments after we examine your response. Please also note that if you do not disclose this information you are still required to disclose how difficult it will be for the registrant or for the named executive officers, as may be applicable, to achieve those undisclosed targets or objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Mike Rosenthall, Staff Attorney at (202) 551-3674 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant